March 27, 2026

Trust for Professional Managers
615 East Michigan Street
Milwaukee, WI 53202

Ladies and Gentlemen:
We consent to the incorporation by reference in this Registration Statement of our opinion dated July 20, 2021 regarding the sale of Institutional Class and Class A shares of the Rockefeller Climate Solutions Fund, and our opinion dated July 27, 2023 regarding the sale of Class A shares, Class I shares and Class Y shares of the Rockefeller US Small Cap Core Fund, each a series of Trust for Professional Managers. In giving this consent, however, we do not admit that we are experts or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.